Nano Superlattice Technology, Inc.
No. 666 Jhensing Road
Gueishan Township
Taoyuan County 333 Taiwan

December 5, 2007

VIA EDGAR AND FEDEX
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-7010

Attn: John Hartz, Senior Asst. Chief Accountant
         Jennifer Thompson, Senior Staff Accountant
         Dale Welcome, Staff Accountant

        Re: Nano Superlattice Technology, Inc.
               Form 10-KSB for the year ended December 31, 2006
               Form 10-QSB for quarter ended March 31, 2007
               Form 10-QSB for quarter ended June 30, 2007
               File No. 000-50177

Ladies and Gentlemen:

     Nano Superlattice Technology, Inc. (the “Company”) submits this letter in response to comments from the Staff of the Securities and Exchange Commission with respect to the Company’s Form 10-KSB for the year ended December 31, 2006, its Form 10-QSB for the quarter ended March 31, 2007, and its Form 10-QSB for the quarter ended June 30, 2007. The Staff’s comments from its May 2, 2007 comment letter are set forth below in bold, followed by the Company’s response. Per our discussion with the Staff, the comments set forth in the Staff’s September 28, 2007 comment letter are not separately addressed.

General

     1. We read on page 10 that over 90% of your total revenues in 2006 and 2005 were generated from the sale of individual wires and cables as well as sets of mechanical equipment used in the manufacture of electric cables. This appears to be the only place in your filing where you discuss this aspect of your business. Given that these lines of business represent the vast majority of your current operations, you should revise your future filings, beginning with your March 31, 2007 Form 10-QSB, to clearly address these lines of business rather than solely focusing on your nano-coating business. Given your statement on page 1 that your nano-coating business has progressed from development to mass production, you should also revise the description of your business or your MD&A analysis to better explain the current stage of your nano-coating operations, along with management’s future plans for this line of business. In this regard, it is unclear from your current disclosures why your mass production of nano-coated products does not result in a larger portion of your total results.

Response: The Staff’s comment is noted and future filings, commencing with the Company’s 2007 Form 10-KSB, will reflect the requested change.

Management’s Discussion and Analysis or Plan of Operation, page 9

Results of Operations, page 11

     2. Please review future filings to provide your investors with better insight into the underlying reasons for the changes seen on your statement of operations. For example, if revenues increase due to increased sales volume for a particular type of product, you should quantify the sales volume for that type of product for each year, if possible. As your nano-coating products become more important to your results, you should distinguish between changes to revenues and expenses driven by the nano-coating business and those driven by the wire and cable business, if possible. When you analyze your general and administrative expenses and your other income and expense, you should mention each type of income or expense that significantly changed, quantify that type of income or expense for each year presented on your statement of operations, and briefly explain why that type of income or expense changed to demonstrate the impact of each of the individual items that you mention on your total general and administrative expenses or your total other income and expense. Finally, to the extent that changes in the exchange rate are responsible for any material changes in your results of operations or balance sheet accounts when compared to the prior year, you should disclose this to your investors. Refer to Item 303 of Regulation S-B and our Release 33-8350, available on our website at www.sec.gov/rules/interp/33-8350.htm.

Response: The Staff’s comment is noted and future filings will reflect the requested change.

Plan of Operation

     3. We note that your audit opinion expresses substantial doubt about your ability to continue as a going concern. So long as you have a going concern audit opinion, in accordance with FRR-16, you should provide a plan of operation in your MD&A in addition to your results of operations. This plan of operation should provide management’s detailed plan to enable you to remain viable for at least the 12 months following the balance sheet date. This plan of operation should also include a reasonably detailed discussion of your expected cash inflows and outflows during the 12 month period to demonstrate how management intends to fund your upcoming obligations, thereby remaining viable. For example, we read in Note N to your financial statements that management is presently taking actions to obtain additional funding. These actions should be discussed in detail in your plan of operations, along with the timetable for when you expect to receive such funding and the expected amount of such funding. You should also address any other options that you have if you are not successful in obtaining this additional funding. Please supplementally provide us with this information and disclose it in future filings.

     Response: The Staff’s comment is noted and future filings will reflect the requested change. Supplementally, the Company’s plan to remain viable includes the following:

1.  Aggressive reduction in the Company’s general and administrative costs. By dismissing nonessential employees and implementing other aggressive cost cutting measures, the Company reduced its general and administrative costs to $385,176 for the first three quarters of 2007 as compared to $1,110,572 for the first three quarters of 2006 - a 65% reduction.

2.  Investment by Related Party. To date, Ms. Hwang, the CEO and the Chairman of the Board of the Company, has made non-interest bearing loans to the Company in the aggregate amount of approximately $2,400,000. The Company has been in negotiations with to Ms. Hwang to invest up to $1,200,000 in additional capital and to convert her non-interest bearing loans into equity.

3.  Negotiations with short term creditors. The Company is currently negotiating with several of its short term creditors to lengthen and/or defer the repayment periods for the monies owed to them.

The Company’s plan is made against the backdrop of its expectation that its cash from operations will improve over the next 12 months as revenue from its nano-coated products continues to grow (which is expected as the market for nano-coated products expands and the Company hires additional commission-based salespersons).

Liquidity and Capital Resources, page 11

     4. Please revise future filings to provide an analysis of the changes seen on your cash flow statement when comparing the current year to the prior year for each category of cash flows. For example, for your operating cash flows, you should explain any material changes in your non-cash charges or credits, along with changes in your assets and liabilities. At December 31, 2006, you should have explained why your notes and accounts receivable increased significantly in 2005 but slightly decreased during 2006; why your inventory significantly increased during 2006, especially since your cost of sales remained flat; and why your accounts payable and accrued expenses increased at a much smaller rate in 2006 compared to 2005. We believe that this information is important to allow your investors to better understand your liquidity. Refer to Item 303 of Regulation S-B and our Release 33-8350.

Response: The Staff’s comment is noted and future filings will reflect the requested change.

Financial Statements

Consolidated Statements of Operations, page F-4

     5. Please revise future filings to classify any gains or losses on the sale of fixed assets as part of your income or loss from operations. Refer to paragraph 45 of SFAS 144. If you have material gains or losses on the sale of fixed assets, you should also briefly discuss the related sales of fixed assets in your liquidity and capital resources analysis in MD&A.

Response: The Staff’s comment is noted and future filings will reflect the requested change.

Note B – Summary of Significant Accounting Policies-Revenue Recognition, page F-9

     6. In future filings, please also disclose your revenue recognition policy for sales of your nano-coating services as discussed on page 1.

Response: The Staff’s comment is noted and future filings will reflect the requested change.

Note F – Sales-Leaseback Transaction, page F-16

     7. You disclose that you are in default of a sales-leaseback transaction and that you have categorized the entire amount of the capital lease liability as a current liability until the matter is resolved. However, your consolidated balance sheet at December 31, 2006 indicates that $317,130 is categorized as current, while $211,419 is still categorized as a long-term liability. In this regard, please revise future filings as applicable.

Response: The Staff’s comment is noted and future filings will reflect the requested change.

     8. In future filings, please discuss your loan default in the liquidity and capital resources section of your MD&A.

Response: The Staff’s comment is noted and future filings will reflect the requested change.

Note H – Income Taxes, page F-17

     9. We note that your effective tax rates of 6.2% and 4.8%, for 2006 and 2005, respectively, does not equal 34% in either 2006 or 2005, as disclosed in your note. Please revise your document in future filings to provide reconciliations to your effective tax rate as provided in paragraph 47 of SFAS 109.

Response: The Staff’s comment is noted and future filings will reflect the requested change.

     In connection with the Company’s responses, the Company acknowledges that it is responsible for the adequacy of the disclosure in its filings; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please acknowledge receipt of this letter by stamping the enclosed copy of this letter with the date received and returning it to the undersigned in the envelope provided.

     Please direct any comments or questions regarding the Company’s responses to the attention of the undersigned at No. 666 Jhensing Road, Gueishan Township, Taoyuan County 333 Taiwan. In addition, we respectfully request that you provide a facsimile of any additional comments you may have to the attention of the undersigned at +886-3-349-4578.

Sincerely,

Nano Superlattice Technology, Inc.

By:	/s/ Alice Huang
Alice Huang, CEO

Cc: Len Breslow, Breslow & Walker, LLP
      Jessica Lin, Simon & Edward, LLP